UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 19, 2021 titled “GeoPark Limited Announces the Succesful Early Tender Results of its Cash Tender Offer for up to US$255,000,000 of its 6.500% Senior Notes Due 2024 and Solicitation of Consents for Proposed Amendments to the Related Indenture”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK LIMITED ANNOUNCES THE SUCCESSFUL EARLY TENDER RESULTS OF ITS CASH TENDER OFFER FOR UP TO US$255,000,000 OF ITS 6.500% SENIOR NOTES DUE 2024 AND SOLICITATION OF CONSENTS FOR PROPOSED AMENDMENTS TO THE RELATED INDENTURE

Bogota, Colombia, April 19, 2021 — GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), an exempted company incorporated under the laws of Bermuda announced today the early tender results of its previously announced (i) tender offer to purchase for cash (the “Tender Offer”) up to US$255,000,000 aggregate principal amount outstanding (the “Maximum Tender Amount”) of its 6.500% Senior Notes due 2024 (the “Notes”) (CUSIP Nos. 37255B AA7 / G38327 AA3 and ISIN Nos. US37255BAA70 / USG38327AA30) and (ii) solicitation of consents (the “Consent Solicitation”) for proposed amendments (the “Proposed Amendments”) to the related indenture (the “Indenture”) under which the Notes were issued. The Tender Offer and the Consent Solicitation are being made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated April 6, 2021 (as amended, the “Statement”), and related consent and letter of transmittal (the “Letter of Transmittal” and, together with the Statement, the “Offer Documents”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Statement.

According to information received from D.F. King & Co., Inc., the information agent (the “Information Agent”) for the Tender Offer and the Consent Solicitation, as of 5:00 p.m., New York City time, on April 19, 2021 (the “Early Tender Deadline”), the Company received Notes validly tendered and Consents representing an aggregate principal amount equal to US$334,233,000 (or 78.64% of the aggregate principal amount outstanding of Notes as of the date of this press release) and therefore has obtained the requisite consents necessary to give effect to the Proposed Amendments. Consequently, the Company expects to execute the second supplemental indenture to the Indenture (the “Second Supplemental Indenture”) effecting the Proposed Amendments on April 20, 2021, or promptly thereafter. The Second Supplemental Indenture will become effective upon its execution and delivery by the Company and the Trustee but will provide that the Proposed Amendments will not become operative until GeoPark has paid the Consent Payment in full.

In accordance with the terms of the Tender Offer and the Consent Solicitation, the Withdrawal Time expired at 5:00 p.m., New York City time, on April 19, 2021. As a result, Notes tendered in the Tender Offer and Consents delivered in the Consent Solicitation cannot be withdrawn or revoked, as applicable, except as may be required by applicable law.

The table below identifies the principal amount of Notes validly tendered in the Tender Offer as of the Early Tender Deadline:

Notes	CUSIP / ISIN	Aggregate Principal Amount Outstanding Prior to Tender Offer(1)	Maximum Tender Amount	Aggregate Principal Amount Tendered and Consents Received(2)	Balance of Maximum Tender Amount Available until Expiration Time
6.500% Senior Notes Due 2024	Rule 144A: 37255B AA7 / US37255BAA70 Regulation S: US37255BAA70 / USG38327AA30	US$425,000,000	US$255,000,000	US$334,233,000	US$0.00

(1) As of April 6, 2021. Upon settlement of the bonds tendered on the Initial Settlement Date, US$170,000,000 aggregate principal amount of the Notes will remain outstanding.
(2) As of the Early Tender Deadline, as reported by the Information Agent for the Tender Offer.

This press release is qualified in its entirety by the Offer Documents.

CONSIDERATION

Holders of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Deadline and which are accepted for purchase pursuant to the Tender Offer will be eligible to receive the Total Consideration (as defined in the Statement), which is US$1,050 for each US$1,000 principal amount of Notes. The Total Consideration includes the Tender Offer Consideration (as defined in the Statement), which is US$1,000 for each US$1,000 principal amount of the Notes, plus the Early Tender Payment (as defined in the Statement) of US$50 for each US$1,000 principal amount of Notes which includes an amount in cash equal to US$2 (the “Consent Payment”) for each US$1,000 principal amount of Notes tendered by such Holders of Notes and accepted by the Company for purchase in the Tender Offer. In addition to the Total Consideration, Holders whose Notes are accepted for purchase pursuant to the Tender Offer on the Initial Settlement Date will receive Accrued Interest from the last interest payment date on such purchased Notes up to, but not including, the Initial Settlement Date. Tendered Notes and delivered Consents may no longer be withdrawn or revoked, as applicable, except as may be required by applicable law.

The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on May 3, 2021, unless extended or earlier terminated by the Company in its sole discretion, subject to applicable law (the “Expiration Time”). Because the Maximum Tender Amount set forth in the table above has been exceeded, if the Company accepts for purchase the Notes validly tendered on or prior to the Early Tender Deadline, the Company expects that any Notes validly tendered and accepted for purchase will be subject to proration and does not expect to purchase any Notes tendered after the Early Tender Deadline.

CONDITIONS

The Company may amend, extend or terminate the Tender Offer and the Consent Solicitation in its sole discretion, subject to applicable law.

The Tender Offer and Consent Solicitation are being made in connection with a concurrent offering of the Company’s 5.500% senior notes due 2027 (the “New Notes”). The Tender Offer and the Consent Solicitation are subject to, and conditioned upon, among other things, the Financing Condition (as defined in the Statement), the Second Supplemental Indenture Condition (as defined in the Statement) and the General Conditions (as defined in the Statement). As of the date of this press release, the Second Supplemental Indenture Condition is expected to be satisfied on April 20, 2021, or promptly thereafter.

SETTLEMENT

Subject to the terms and conditions of the Tender Offer and Consent Solicitation being satisfied or waived, and to the Company’s right to amend, extend, terminate or withdraw the Tender Offer and Consent Solicitation, the Company will make payment of the Total Consideration for all Notes validly tendered (and not validly withdrawn) prior to the Early Tender Deadline that are accepted by the Company on the business day the Company selects promptly following the Early Tender Deadline, or the business day on which the Company waives the conditions for the consummation of the Tender Offer and Consent Solicitation, which is expected to be April 26, 2021 (the “Initial Settlement Date”).

OTHER

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. In addition, this press release is not a solicitation of consents with respect to the Proposed Amendment. The Tender Offer and the Consent Solicitation are being made only pursuant to the Offer Documents, copies of which will be delivered to holders of Notes. The Company has retained BofA Securities, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC to serve as the dealer managers and solicitation agents for the tender offer. Questions regarding the tender offer may be directed to BofA Securities, Inc. at (888) 292-0070 or (646) 855-8998, Credit Suisse Securities (USA) LLC at (212) 325-2476 or (800) 820-1653, and J.P. Morgan Securities LLC at (866) 834-2045. Requests for documents may be directed to D.F. King & Co., the information agent for the Tender Offer and the Consent Solicitation, the tender agent for the Tender Offer and the tabulation agent for the Consent Solicitation, at (866) 207-3626 (toll-free) or at (212) 269-5550 (collect) or by e-mail at gprk@dfking.com.

The statement and the related letter of transmittal should be read carefully before a decision is made with respect to the tender offer and consent solicitation. No one of the company, any dealer manager and solicitation agent, the information agent, the tender agent, the tabulation agent or any trustee, paying agent, transfer agent or listing agent, makes any recommendation as to whether or not holders of notes should tender their notes or provide their consents.

The Tender Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In any jurisdiction where the securities, blue sky or other laws require tender offers to be made by a licensed broker or dealer and in which the dealer managers, or any affiliates thereof, are so licensed, the tender offer will be deemed to have been made by any such dealer managers, or such affiliates, on behalf of the Company.

The New Notes offered pursuant to the concurrent offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The New Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation. Consequently, no key information document required by the PRIIPS Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

ABOUT GEOPARK

GeoPark is a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Tender Offer and the offering of the New Notes.

These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:
Communications Department	communications@geo-park.com

*****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: April 20, 2021